Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2009

Terrance G. Owen, Ph.D., M.B.A.
President and CEO
ALDA Pharmaceuticals Corp.
635 Columbia Street
New Westminster, British Columbia
Canada V3M 1A7

   Re: **ALDA Pharmaceuticals Corp.**
      Annual Report on Form 20-F
       for the Fiscal Year Ended June 30, 2007, as amended
      File No. 0-51848

Dear Dr. Owen:

   We have completed our review of your Form 20-F and have no further comments at this time.

        Sincerely,

        Jeffrey Riedler
        Assistant Director